Computer Sciences Corporation Donald G. DeBuck Vice President and Controller

November 7, 2007 Mr. Mark Kronforst Accounting Branch Chief Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	Computer Sciences Corporation Form 10-K for Fiscal Year Ended March 30, 2007 Filed June 13, 2007 File No. 001-04850

Dear Mr. Kronforst:

We have received the Staff’s letter dated October 24, 2007, with follow-up comments on the subject filing. Attached is our detailed response. Please let me know if you have any questions or comments.

Sincerely yours, /s/Donald G. DeBuck
Donald G. DeBuck
cc: Tim Lovoy, Deloitte & Touche
Corporate Office 2100 East Grand Avenue El Segundo, California 90245 310.615.1686 Fax 310.322.9766 ddebuck@csc.com

RESPONSE TO COMMENT

Form 10-K for the Year Ended March 30, 2007

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 13 – Commitments and Contingencies, page 103

1.
Comment:  Quantify the amounts reported within your balance sheet related to the REA contracts.  In addition, provide us with roll-forwards of these amounts from inception through the date of your response.

Response to Comment 1:

As noted in CSC’s response dated August 3, 2007, CSC converted the Requests for Equitable Adjustment to interest bearing claims under the Contract Disputes Act during fiscal 2007.  CSC’s fiscal 2006 and 2007 Form 10-Ks as filed indicated the company had $770 million and $820 million, respectively, of unbilled accounts receivable and deferred costs related to the two U.S. Federal contracts with the REAs.  These amounts break out as follows:

March 31, 2006	Contract A	Contract B	Total
$ millions

Unbilled Receivables	422.6		422.6

Deferred Costs	217.0	126.8	343.8

Total	639.6	126.8	766.4

March 30, 2007	Contract A	Contract B	Total
$ millions

Unbilled Receivables	425.3		425.3

Deferred Costs	226.8	166.8	393.6

Total	652.1	166.8	818.9

The balances from inception to our most recent fiscal quarter end are detailed below.

$ millions	3/29/02	3/28/03	4/2/04	4/1/05	3/31/06	3/30/07	6/29/07	9/28/07

Contract A

Unbilled Receivables	173.6	284.5	379.8	394.8	422.6	425.3	422.4	435.3

Deferred Costs			58.0	174.2	217.0	226.8	226.8	226.8

Total	173.6	284.5	437.8	569.0	639.6	652.1	649.2	662.1

Contract B

Deferred Costs	-	-	18.9	54.6	126.8	166.8	172.4	174.2

2.
Comment:  Tell us why you believe that the unbilled accounts receivable and deferred costs related to the REA contracts are appropriately reported within current assets.  In this regard, we note that you are unable to predict the timing of resolution of the claims.

Response to Comment 2:

We followed the guidance of the AICPA Audit and Accounting Guide “Audits of Federal Government Contractors.” Paragraphs 3.74-3.79 discuss “Balance Sheet Classification of Contract-Related Assets and Liabilities” and note that, consistent with Accounting Research Bulletin No. 43, the concept of the operating cycle is used to prepare a classified balance sheet. Paragraph 3.76 of the audit guide states “[T]he operating cycle of a contractor is measured by the duration of contracts, that is, the average time intervening between the inception of contracts and the substantial completion of those contracts.” Such an operating cycle typically exceeds one year for many complex contracts with the U.S. federal government.

Paragraph 3.77 notes “the predominant practice for contractors whose operating cycle exceeds one year is to classify all contract-related assets and liabilities as current under the operating cycle concept . . . To promote uniformity of presentation and to narrow the range of variations in practice, contractors should follow the predominant practice in applying ARB No. 43.” The audit guide also presents a table of contract-related assets and liabilities. Unbilled receivables and deferred contract costs are included in the assets classified as current.

Rule 5-02.3 of Regulation S-X and Accounting Series Release (ASR) 164 also reference amounts classified as billed or unbilled receivables which may be collected after one year.

We believe our treatment is reasonable and consistent with GAAP.  In future annual filings, we will indicate in our Receivables footnote the amount of billed or unbilled receivables subject to claims which are expected to be collected beyond the next fiscal year.

3.
Comment:  We note that your disclosures regarding the $1 billion of REA claims and the $820 million of balance sheet exposure are quite brief.  Tell us how you considered providing disclosure that would allow readers to better understand the history, status, and process employed to collect on these claims.

Response to Comment 3:

As indicated in our responses to the previous SEC comment letters, the Company’s efforts on the out of scope work and attempts to modify the contract accordingly have evolved over time as have our disclosures.  In our 10-Q for the second quarter of fiscal 2005, CSC modified the risk factors to include “the future profitability of the Company’s fixed-price contracts, including the impact of the Company’s ability to negotiate contract modifications as may be required on changes to development contracts.”  The subsequent quarter added a discussion in year-to-date cash flows that cash flow increases were “partially offset by deferred costs incurred on system development contracts of approximately $77 million.”  Further, we noted in that same filing that cash flow is affected by “cost deferrals for unpriced change orders and claims.”  For the fiscal 2005 10-K, the cash flow discussion indicated that “[P]artially offsetting these inflows was an increase in prepaid expenses as the result of increases in work in process and deferred costs related to expected contract modifications with the U.S. government.”  Also in the fiscal 2005 10-K discussion of critical accounting policies, we noted that “[M]odifications to contract scope, schedule, and price may be required on development contracts accounted for on a percentage-of-completion basis.  Accounting for such changes prior to formal contact modification requires evaluation of the characteristics and circumstances of the effort completed and assessment of probability of recovery. If recovery is deemed probable, the Company may, as appropriate, either defer the costs until the parties have agreed on the contract change or recognize the costs and related revenue as current period contract performance.  The Company routinely negotiates such contract modifications in both the U.S. Federal and Global Commercial sectors.”  Footnote 1 of the same 10-K filing noted “[D]eferred costs may include costs related to customer change orders subject to negotiation with the customer.  Deferral of these costs are recorded as prepaid expenses on the Company’s balance sheet.”  The subsequent Form 10-Ks and associated disclosures for fiscal 2006 and fiscal 2007 regarding the REAs have been addressed by the SEC in comment letters.  Accordingly, CSC believes its Form 10-K and Form 10-Q disclosures evolved consistent with the evolution of the circumstances around the contract efforts and negotiations.

CSC appreciates the SEC’s effort to enhance our disclosure and proposes to supplement our previous Commitments and Contingencies note in subsequent filings.   Please see the proposed language below which repeats the disclosure from the fiscal 2007 Form 10-K for ease of reference and shows our proposed disclosure for our next fiscal 2008 Form 10-Q filing.

FROM THE 10-K AS FILED:

The Company has converted 16 submitted Requests for Equitable Adjustment (REAs) to interest bearing claims under the Contract Disputes Act (CDA) totaling in excess of one billion dollars on two U.S. Federal contracts.  Included in current assets on the Company's balance sheet is approximately $820 million of unbilled accounts receivable and deferred costs related to the contracts.  CSC has requested payment for certain related out-of-scope work directed or caused by the customers in support of their critical missions.  The contractual modification process for scope changes has lagged behind the need for CSC to provide critical on-going operational support.  The Company does not record any profit element when it defers costs associated with such REAs/claims.  The Company believes it has a legal basis for pursuing recovery of these REAs/claims and that collection is probable with interest on the claims accruing but not being recognized.  Settlement of the amounts depends on individual circumstances, negotiations with the parties and prosecution of the claims; the Company is unable to predict the timing of resolution of these claims.

PROPOSED DISCLOSURE  FOR UPCOMING 10-Q:

The Company has converted all 16 submitted Requests for Equitable Adjustment (REAs) to interest bearing claims under the Contract Disputes Act (CDA) totaling nearly one billion dollars on two U.S. Federal contracts.  Included in current assets on the Company's balance sheet are approximately $425 million of unbilled receivables and $400 million of deferred costs related to the claims associated with the two contracts. The Company does not record any profit element when it defers costs associated with such REAs/claims.  CSC has requested payment for customer-caused delays and certain related out-of-scope work directed or caused by the customers in support of their critical missions. Notwithstanding the Government’s breaches and delays, CSC was obligated under applicable federal acquisition law to continue performance as directed by the Government; otherwise, refusal to perform would have placed CSC at risk for a termination for default under the applicable provisions of the Federal Acquisition Regulations.  The Company believes it has valid bases for pursuing recovery of these REAs/claims and supported its bases by engaging outside counsel to evaluate the facts and assist in the preparation of the claims.

During the first quarter of fiscal 2008, the U.S. federal contracting officer for the contract with the larger set of claims denied the claims and issued a $42.3 million counterclaim.  The Company remains committed to vigorous pursuit of its claimed entitlements and associated value, and continues to believe based on review of applicable law and other considerations that recovery of at least its net balance sheet position is probable.  The Company vigorously disagrees with the Government’s denial both factually and contractually.  In contrast to the Company’s solidly documented claims’ submission, the Government’s counter-claim was submitted with no verifiable evidence, no citation to any supporting evidence and no explanation of its method for calculating value. Because of these disputes, the Company initiated litigation at the Armed Services Board of Contract Appeals (ASBCA), one of the two forums available for litigation of CDA claims, on September 11, 2007, with regard to the larger of the two sets of claims and the counterclaim.  Decisions of the ASBCA may be appealed to the Court of Appeals for the Federal Circuit and that court’s ruling may be appealed to the U.S. Supreme Court.    Interest on the claims is accruing but will only be recognized in the financial statements when paid.  Resolution of the REA claims/amounts depends on individual circumstances, negotiations by the parties and prosecution of the claims.  The Company will pursue appeals as necessary and is unable to predict the timing or ultimate amount of recovery of these claims; however, resolution of the claims may take years.